UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Riviera Holdings Corporation
(Exact name of registrant as specified in its charter)

Nevada (Jurisdiction of incorporation or organization)	88-0296885 (I.R.S. Employer Identification No.)

2901 Las Vegas Boulevard South
Las Vegas, Nevada  89109-1931
(702) 794-9237
(Address of principal executive offices, zip code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class
to be so registered

___________________________________________________

Class A Common Shares, par value $0.001 per share

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered

The class of securities to be registered hereby is Riviera Holdings Corporation’s (“Riviera” or the “Company”) voting common Class A Shares, as set forth in the Company’s Plan of Reorganization under Chapter 11, Title 11 of the United States Bankruptcy Code (the “Plan”), par value $.001 per share (the “Class A Voting Stock”).

On April 1, 2011, the Plan was substantially consummated.  Pursuant to the Plan, the former common stock of the Company was cancelled, and the only securities of Riviera registered pursuant to the Exchange Act will be the Class A Voting Stock.

Description of Class A Voting Stock

The total number of shares of stock which the Company has authority to issue is (a) 10,000,011 shares of common stock, consisting of (i) 10 shares of Class A Voting Stock, and (ii) 10,000,001 shares of non-voting common Class B Shares, par value $.001 per share (the “Non-Voting Common Stock” and, together with the Class A Voting Stock, the “Common Stock”), and (b) 500,000 shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”).

The Class A Voting Stock has no economic rights or privileges, including rights in liquidation.

The holders of Class A Voting Stock have no right to receive dividends or any other distributions.  Subject to certain rights of holders of Preferred Stock, if any, when, as and if dividends are declared on the Common Stock, whether payable in cash, in property or in securities of the Company, the holders of Non-Voting Common Stock will be entitled to share equally, share for share, in such dividends.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Non-Voting Common Stock will receive a pro rata distribution of any remaining assets after payment of or provision for liabilities and the liquidation preference on Preferred Stock, if any.

The holders of Class A Voting Stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Company.  The written consent of holders of a majority of the Non-Voting Common Stock then outstanding is required for  (i) any merger, combination or consolidation of the Company with or into any other entity, or any sale, lease, transfer or disposition of all or substantially all of the assets of the Company through the sale of a subsidiary or otherwise, (ii) any amendment of the Articles of Incorporation or By‑Laws of the Company, (iii) any liquidation, dissolution or winding‑up of the Company, or (iv) any act of exit from, or decision to exit, the casino and gaming activities and operations of the Company.  Except as otherwise provided by law or the Articles of Incorporation, any action by holders of Class A Voting Stock may be taken by holders of at least a majority of the outstanding shares of Class A Voting Stock.  The holders of Class A Voting Stock do not have any cumulative voting or preemptive rights.

Stockholders Agreement

The rights of the Class A Voting Stock and the Non-Voting Common Stock are subject to the terms of a Stockholders Agreement (the “Stockholders Agreement”), dated as of April 1, 2011, entered into by and among the Company, the stockholder holding 100% of the Class A Voting Stock (“Voteco”) and certain stockholders holding a majority of the Non-Voting Common Stock.  Among other things, the Stockholders Agreement contemplates an agreed composition of the Company’s Board of Directors and prohibits the transfer of the Class A Voting Stock and Non-Voting Common Stock unless Voteco determines that such transfer is not to a person who is a competitor of or otherwise adverse to the Company and the Company is reasonably satisfied that such transfer will comply with certain requirements relating to securities, regulatory and other specified laws.  Any purported transfer of the Class A Voting Stock and Non-Voting Common Stock will be null and void if not made in compliance with all applicable gaming laws and following receipt of all required gaming approvals.  The Stockholders’ Agreement also subjects transfers of Non-Voting Common Stock, other than to certain affiliated transferees, to specified tag-along rights, drag-along rights, and a right of first offer.  In addition, the Stockholders Agreement contains agreements among the parties with respect to certain governance matters, including restrictions on the issuance of shares of Class A Voting Stock, Non-Voting Common Stock and other equity securities of the Company or other rights convertible to or to acquire such securities, restrictions on distributions, repurchases and pledges of Non-Voting Common Stock, registration rights with respect to holders of Non-Voting Common Stock, rights to indemnification and contribution and provisions related to conflicts of interests and transactions with affiliates.

Item 2.  Exhibits

The following exhibits are incorporated herein by reference:

3.1	Certificate of Amended and Restated Articles of Incorporation of Riviera Holdings Corporation
3.2	Amended and Restated By-Laws of Riviera Holdings Corporation
4.1

Stockholders Agreement, dated as of April 1, 2011, by and among SCH/VIII Bonds, L.L.C., SCH/VIII Bonds II, L.L.C., SCH/VIII Bonds III, L.L.C., SCH/VIII Bonds IV, L.L.C., Cerberus Series Four Holdings, LLC, Desert Rock Enterprises LLC, Strategic Value Special Situations Master Fund, LP., Riviera Voteco, L.L.C. and Riviera Holdings Corporation

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RIVIERA HOLDINGS CORPORATION

Date: April 1, 2011                                           By: /s/ Tullio Marchionne
                                                                        Name:  Tullio Marchionne
                                                                        Title:    Secretary

EXHIBIT INDEX

3.1	Certificate of Amended and Restated Articles of Incorporation of Riviera Holdings Corporation
3.2	Amended and Restated By-Laws of Riviera Holdings Corporation
4.1

Stockholders Agreement, dated as of April 1, 2011, by and among SCH/VIII Bonds, L.L.C., SCH/VIII Bonds II, L.L.C., SCH/VIII Bonds III, L.L.C., SCH/VIII Bonds IV, L.L.C., Cerberus Series Four Holdings, LLC, Desert Rock Enterprises LLC, Strategic Value Special Situations Master Fund, LP., Riviera Voteco, L.L.C. and Riviera Holdings Corporation